FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 26, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 25, 2006, Pixelplus Co., Ltd. (the “Company”) issued a press release which is furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date:	April 26, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated April 25, 2006 regarding the Company’s plans to vigorously defend against recently filed class action lawsuit

Exhibit 99.1

Press Release

Pixelplus Plans to Vigorously Defend Against Recently Filed Class Action Lawsuit

Tuesday April 25, 2006

SEOUL, South Korea, April 25 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company that designs, develops and markets complementary metal oxide semiconductor (CMOS) image sensors for various consumer electronics applications, today announced that the Company and certain of its officers and directors have been named as defendants in a purported shareholder class action lawsuit alleging violations of federal securities laws. The plaintiffs’ allegations concern the Company’s correction of revenue numbers for the fourth quarter of 2005 and fiscal year 2005 and decision to consolidate the financial results of Pixelplus Technology Inc., a Taiwan affiliate, with its own. Plaintiffs allege that the defendants made false and misleading statements about these issues in the documents concerning its public offering of depository shares and in other public statements thereafter and seeks unspecified damages. Pixelplus believes it has meritorious defenses to the claims alleged and intends to defend against them vigorously.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward- looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.